

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Maydan Rothblum
Chief Financial Officer
Glimpse Group, Inc.
15 West 38 th St., 9 th Fl
New York , NY 10018

      Re: Glimpse Group, Inc.
           Form 10-K for the Year ended June 30, 2021
           Filed September 28, 2021
           File No. 001-40556

Dear Mr. Rothblum:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology